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                             March 25, 2022

       Sze Hon, Johnson Chen
       Chief Executive Officer
       Magic Empire Global Limited
       3/F, 8 Wyndham Street
       Central, Hong Kong

                                                        Re: Magic Empire Global
Limited
                                                            Amendment No. 6 to
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted March 14,
2022
                                                            CIK No. 0001881472

       Dear Mr. Chen:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement submitted March 14, 2022

       Cover Page

   1. We note your disclosure that during the years ended December 31, 2020 and 2019 and up to the date of this
prospectus, the only transfer of assets among you and your subsidiaries consisted of cash.
Please summarize here any limitations based upon your ability to transfer cash to or
from the operating company to or from GCL or to investors under
                                                        Hong Kong law. In
addition, please disclose in the prospectus summary whether
                                                        you have cash
management policies that dictate how funds are transferred. The cover page should also
include cross references to where these limitations and cash management policies are discussed
further and to the condensed consolidating schedule and the
 Sze Hon, Johnson Chen
Magic Empire Global Limited
March 25, 2022
Page 2
      consolidated financial statements.
Risks Relating to Doing Business in Jurisdictions We Operate, page 5

2. In this section of your Prospectus Summary section, please include a cross reference to the five risk factors where these risks are discussed in greater detail. Permission required from Hong Kong and Chinese authorities, page 7

3. You state that as of the date of this prospectus, GCL is not required to obtain any permission or approval from Hong Kong authorities nor from any PRC authorities before listing in the U.S. and to issue our Ordinary Shares to foreign investors, including the
      CSRC or the CAC. Please explain how you determined that no permissions are required.
      If you relied on the advice of counsel, please name counsel here and include a consent from counsel as an exhibit. If you did not consult counsel, please discuss here why you did not. Similarly revise your risk factors section where appropriate. We rely on a limited number of key customers for our business, page 14

4. Refer to your response to comment 1. Please clarify, if true, that the largest customer in each period was a different customer from the other periods discussed. Please also balance the second paragraph of this risk factor by discussing how this risk may be amplified by the limited number of IPOs you may sponsor in a given year.
        You may contact Rolf Sundwall at (202) 551-3105 or Mark Brunhofer at
(202) 551-
3638 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or J. Nolan McWilliams at
(202) 551-
3217 with any other questions.



                                                            Sincerely,
FirstName LastNameSze Hon, Johnson Chen
                                                            Division of
Corporation Finance
Comapany NameMagic Empire Global Limited
                                                            Office of Finance
March 25, 2022 Page 2
cc:       Lawrence S. Venick, Esq.
FirstName LastName